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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)*
                                     (FINAL)

                                   Fina, Inc.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    028861102
                         ------------------------------
                                 (CUSIP Number)


   Linda Middleton, Petrofina Delaware, Incorporated, P.O. Box 2159, Dallas,
                           Texas 75221 (214-750-2816)
   --------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 5, 1998
                           -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


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 CUSIP NO. 028861102                              PAGE 2 OF 4  PAGES
         -----------------                                  --
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Petrofina Delaware, Incorporated, Employer Identification
              No. 75-1568251
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [x]
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3      SEC USE ONLY


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4      SOURCE OF FUNDS
       OO

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Corporation
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                   7     SOLE VOTING POWER

                         29,247,172 Shares of Class A Common Stock
                          2,000,000 Shares of Class B Common Stock
   NUMBER OF       -------------------------------------------------------------
    SHARES         8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              0 Class A Common Stock
     EACH                0 Class B Common Stock
   REPORTING       -------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
                         29,247,172 Shares of Class A Common Stock
                          2,000,000 Shares of Class B Common Stock
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         Not applicable
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       29,247,172 Shares of Class A Common Stock
        2,000,000 Shares of Class B Common Stock
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES         [x]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       100% of Class A Common Stock
       100% of Class B Common Stock
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14     TYPE OF REPORTING PERSON

       CO
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           This statement constitutes Amendment No. 14 to the Schedule 13D filed with the Securities and Exchange Commission, as amended (the "Statement") with respect to the Common Stock, par value $.01 per share, (the "Shares") of Fina, Inc., a Delaware corporation (the "Issuer"). This statement is being filed on behalf of Petrofina Delaware, Incorporated, American Petrofina Holding Company and PetroFina, S.A. (collectively the "Reporting Persons") to amend Items 4 and 7.


ITEM 4.  PURPOSE OF TRANSACTION.

           The response set forth in Item 4 of the Statement is hereby amended and supplemented by the following:

           The merger of New Fina, Inc., a Delaware corporation, with and into the Issuer, with the Issuer surviving, became effective on August 5, 1998. Pursuant to the Merger, the 29,247,172 shares of Class A Common Stock and 2,000,000 shares of Class B Common Stock have been converted into 10 shares of Common Stock, par value $0.01 per share, of the Issuer, representing all of the issued and outstanding shares of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit c(2)       Press Release issued by the Issuer, dated August 5,
                           1998 (incorporated by reference to Exhibit (d)(6) of Amendment No. 3 to Schedule 13E-3 of the Issuer, the Reporting Persons and New Fina, Inc. dated August 5, 1998 ("Amendment No. 3"))


     Exhibit c(3)       Certificate of Merger, dated August 5, 1998
                           (incorporated by reference to Exhibit (d)(8) of Amendment No. 3)


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SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


        August 5, 1998                       /s/ LINDA MIDDLETON
------------------------------             ----------------------------------
           Date                                     Linda Middleton
                                                    Secretary


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